FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 18, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

Virtual Shareholder Event Statements

18 April 2023

NatWest Group plc will hold its Virtual Shareholder Event ("Virtual Event") at 6.00 p.m. today. The Virtual Event is being held ahead of the Annual General Meeting ("AGM") which will be held at Gogarburn, Edinburgh EH12 1HQ at 11.00 a.m. on 25 April 2023.  By holding the Virtual Event as well as the physical AGM, we are providing shareholders with the opportunity to engage with our Chairman, Howard Davis and our CEO, Alison Rose, DBE and ask questions prior to voting on the business of the AGM.

The following is an extract of the remarks to be made by Howard Davies and Alison Rose at the Virtual Event.

Howard Davies

Good evening and welcome to our latest virtual shareholder event, which provides an opportunity to answer questions from those who are unable to attend next week's AGM.

As countries finally opened up for business after two years of pandemic lockdowns, the global economy faced further pressures resulting from the Russian invasion of Ukraine, which continues to have a devasting impact on those who live there, as well as adding to the rising cost of living and the cost of doing business all over the world.

These factors, along with a rapidly changing political landscape, drove inflation in the UK to a 40-year high, with consumers and businesses facing heightened costs and considerable uncertainty.

Within the first few months of this year, we have already seen the impact that uncertainty and rising interest rates can have on the banking sector, with the collapse of Silicon Valley Bank and other lenders in the US. We also saw the acquisition of Credit Suisse by UBS, facilitated by the Swiss authorities.

Ultimately, poor risk management and long-standing, idiosyncratic challenges were largely to blame for these failures.

NatWest Group has built a robust and resilient balance sheet with strong capital and liquidity positions, a largely secured retail book and a well-diversified Commercial loan book.

Tight risk management underpins our strategy and means we are well positioned for future challenges and opportunities.

We nonetheless continue to monitor customer activity and behaviours closely for signs of stress, taking action where appropriate.

Against this difficult and uncertain economic backdrop, NatWest Group demonstrated a strong financial performance in 2022, with continued responsible growth in our lending and progress against our strategy.
We also continued to deliver sustainable returns to shareholders, announcing £5.1 billion of dividends and buybacks for 2022.

As well as the £1 billion final dividend that we have asked you to vote on, we paid an interim dividend of £364 million and a special dividend of £1.75 billion, alongside a share consolidation.

We also completed a £750 million on-market buyback and announced a further £800 million at Full Year Results.

And we were pleased to have the opportunity to buy back £1.2bn of shares directly from the government.

The government also continued to sell shares throughout the year through its trading plan, which the Treasury recently announced it will maintain until August 2025.

As a result of these disposals, the government's shareholding is now below 42 per cent, down from 52 per cent at the start of last year.

This is positive progress on the path to full privatisation.

As they did during the COVID-19 pandemic, Alison and her leadership team have continued to use the bank's Purpose to guide decision making in a difficult operating environment; supporting our customers and continuing to lend responsibly while growing the business.

Alison Rose

2022 presented another year of acute macroeconomic challenges, and during this heightened uncertainty, it was as important as ever to be guided by our Purpose.

We delivered a strong financial performance as a Group - we reported a pre-tax operating profit of £5.1 billion and a return on tangible equity of 12.3%.

Income was up around 30% and costs were down nearly 3%.

Lending across our three franchises grew by 6.7% year on year, including £45 billion of new gross mortgage lending and £25.4 billion of new climate and sustainable funding and financing.

Crucially, our all-weather balance sheet, with high levels of capital and liquidity, and a diversified loan book means that we are well positioned to navigate economic uncertainty, particularly in light of recent market volatility.

I, and my Executive team, continue to monitor the market movements closely to ensure that we are well placed to continue supporting our customers.

Despite not seeing significant signs of financial distress or changes in behaviour amongst our customers, we recognise that people are struggling.

Last year, we responded quickly and meaningfully to support our customers and colleagues to navigate cost of living challenges. We completed thousands of financial health checks, froze certain tariffs to help SMEs, allocated £10 million of hardship funding through our charity partners and provided around 60,000 colleagues with a £1,000 support payment.

Our customers are at the heart of everything we do - and we will continue ensuring our services meet their needs. 90% of our retail banking customer needs are now met digitally and we have invested £122 million into our mobile and digital services.

But we recognise our responsibility to provide services that work for all our customers - including those who have challenges moving online. There are more ways to bank than ever before with 16,000 points of presence for our customers. Bank branches are, and will continue to be, an important part of our services. We are investing £20 million in our existing branches while providing continuous alternative services, such as our ongoing collaboration with the Post Office, a dedicated support line for over 60s and support from customer care experts such as our Community Bankers for our vulnerable customers.

Our Purpose-led strategy is working and we are continuing to make strong progress across our core priorities of climate, learning and enterprise.

Addressing climate change is one of the biggest issues of our generation and through funding, refinancing, and providing practical tools to help people, families, and businesses to transition to net zero, we are playing our part to support our customers, communities, shareholders and the planet.

In 2022, we became the first UK bank, and one of the largest banks globally, to have science-based targets validated by the Science Based Targets initiative. These underpin the initial iteration of our Climate Transition Plan, which outlines the steps we aim to take to at least halve the climate impact of our financing activity by 2030 and achieve our net zero climate ambition by 2050.

And we are determined to ensure our capital is being used to support the transition to net zero while reducing the financing of harmful emissions. We are also offering green financing options and practical tools for our customers to support a sustainable transition to a low carbon economy.

Entrepreneurs are the lifeblood of the UK economy, and we continue to build on our position as the leading high street bank for business. Through initiatives like our 13 free accelerator hubs across the country, we now have the highest market share among businesses younger than two years old, and continue to provide expert support for high growth companies as well as those wishing scale up support.

In March, we were the first European financial institution to issue a social bond specifically designed to lend to women-led businesses - a further demonstration of our unwavering commitment to increasing the number of female-led business in the country.

We are a learning organisation, and are committed to breaking down the barriers for people to succeed. Through our MoneySense and CareerSense schemes, we continue to champion learning and ensure young people develop the financial literacy and employability skills needed to meet their potential.

We have also been delighted to collaborate with footballer and campaigner Marcus Rashford MBE and the National Youth Agency to provide NatWest Thrive, a unique and innovative programme for young people to develop their self-belief as well as their money confidence.

The growth of the economy is inseparable from the growth of our nation's children, and so I am immensely proud of our new market-leading partner leave policy which supports all eligible colleagues with significantly more time away from work to help their partner look after their new child, whether the child has arrived through birth, adoption, or surrogacy.

And just last month, we had the pleasure of hosting the first meeting of the Princess of Wales's Business Taskforce for Early Childhood at our London Office.

These actions , driven by our purpose, are not just the right thing to do but are also key to building a profitable organisation. We are creating ever closer and deeper relationships with our customers at every stage of their lives.

Our all-weather balance sheet, and financial strength means that we are well positioned to respond to new and emerging trends that are shaping the future of our customers' financial lives. And we will continue to seek opportunities to drive future growth through three targeted areas:

Firstly, we will increase our personalised engagement with customers as their lives and finances become increasingly complex.

Secondly, our customers are spending more time on digital platforms, and so we will embed our services into our customers' daily lives.

And thirdly, we have a huge role to play to support our customers to tackle the climate challenge head-on and transition to a more sustainable low carbon economy.

2022 has once again shown the importance of being a purpose-led bank. But it has also shown us what it takes to be purpose-led.

As we look to the future, we do so with confidence. Against a volatile economic backdrop, we continue to demonstrate the strength and resilience of our business, delivering a strong financial performance whilst proactively supporting our customers and communities, and laying the foundations to grow.

Forward-looking statements
This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2022 Annual Report and Accounts (ARA) and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: April 18, 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary